Exhibit 99.3

The business combination described in this document involves securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

October 14, 2026

Company Name:	World Co., Ltd.
Representative:	Nobuteru Suzuki
Representative Director of the Board,
President and Executive Officer
(Securities Code: 3612; Prime Market of TSE)
Contact:	Keiichi Nakabayashi
Member of the Board,
Executive Vice President and Executive Officer

Notice Regarding the Establishment of a Record Date for Convening an Extraordinary General Meeting of Shareholders, the Holding of the Extraordinary General Meeting of Shareholders, and Partial Amendments to the Articles of Incorporation

At a meeting of the Board of Directors held today, World Co., Ltd. (the “Company”) resolved to establish a record date for convening an extraordinary general meeting of shareholders scheduled to be held on Thursday, December 24, 2026 (the “Extraordinary General Meeting of Shareholders”), to hold the Extraordinary General Meeting of Shareholders, and to submit the proposals titled “Approval of the Share Transfer Plan” and “Partial Amendments to the Articles of Incorporation” to the Extraordinary General Meeting of Shareholders. Accordingly, the Company hereby announces the details as set forth below.

These matters are associated with the establishment of a joint holding company (the “Joint Holding Company”) by way of a joint share transfer (the “Share Transfer”), as announced in a separate press release issued by the Company today, titled “Notice Regarding Management Integration through the Establishment of a Joint Holding Company (Share Transfer) Between World Co., Ltd. and TSI Holdings Co., Ltd.”

1.	Establishment of the record date for convening the Extraordinary General Meeting of Shareholders

In order to determine the shareholders who will be entitled to exercise their voting rights at the Extraordinary General Meeting of Shareholders scheduled to be held on Thursday, December 24, 2026, the Company has established Saturday, October 31, 2026 as the record date, and the shareholders who are stated or recorded in the shareholders’ register as of the close of business on such date shall be the shareholders entitled to exercise their voting rights at the Extraordinary General Meeting of Shareholders.

Record date:	Saturday, October 31, 2026

Date of public notice:	Friday, October 16, 2026

Method of public notice:	Electronic public notice (to be posted on the Company’s website)

https://corp.world.co.jp/company/notice/pdf/20261015_en.pdf

2.	Date, venue and matters to be submitted to the Extraordinary General Meeting of Shareholders

(1)	Date and venue of the Extraordinary General Meeting of Shareholders (planned)

Date and time:	Thursday, December 24, 2026, at 10 a.m.

Venue:	26th Floor, WORLD Kobe Head Office Building, 6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City

(2)	Matters to be submitted to the Extraordinary General Meeting of Shareholders (planned)

Proposal No. 1	Approval of the Share Transfer Plan

For details, please refer to the press release titled “Notice Regarding Management Integration through the Establishment of a Joint Holding Company (Share Transfer) Between World Co., Ltd. and TSI Holdings Co., Ltd.” separately issued today.

Proposal No. 2	Partial Amendments to the Articles of Incorporation

3.	Partial amendments to the Articles of Incorporation

(1)	Purpose of the partial amendments to the Articles of Incorporation

In order to smoothly carry out administrative procedures related to the convening of an ordinary general meeting of shareholders, the Company currently stipulates the record date for the ordinary general meeting of shareholders in Article 13 (Record Date of the Ordinary General Meeting of Shareholders) of the current Articles of Incorporation pursuant to the provisions of Article 124, Paragraph 3 of the Companies Act. However, if Proposal No. 1 above regarding the approval of the Share Transfer Plan in connection with the Share Transfer is approved at the Extraordinary General Meeting of Shareholders and the Share Transfer becomes effective as of Monday, March 1, 2027, the Company will have only one shareholder, namely, the Joint Holding Company. Accordingly, the provision concerning the record date for the ordinary general meeting of shareholders will no longer be necessary, and the record date system will therefore be abolished. Article 13 (Record Date of the Ordinary General Meeting of Shareholders) of the current Articles of Incorporation will be deleted in its entirety, and Articles 14 and those thereafter will be renumbered accordingly (such partial amendments to the Articles of Incorporation are hereinafter referred to as the “Partial Amendments to the Articles of Incorporation”).

The Partial Amendments to the Articles of Incorporation shall become effective on Sunday, February 28, 2027, subject to the following conditions: (i) Proposal No. 1 (Approval of the Share Transfer Plan) above is approved as originally proposed at the Extraordinary General Meeting of Shareholders; (ii) the Share Transfer Plan approved under Proposal No. 1 remains valid and effective as of the day immediately preceding Sunday, February 28, 2027; and (iii) the Share Transfer has not been canceled.

(Reference)

With respect to the dividend of surplus (year-end dividend) for the fiscal year ending February 28, 2027 (from March 1, 2026 to February 28, 2027), the Company plans to pay a dividend of 36 yen per share to the shareholders or registered pledgees of shares stated or recorded in the shareholders’ register as of the close of business on February 28, 2027, in accordance with Article 32 of the current Articles of Incorporation (Article 31 following the Partial Amendments to the Articles of Incorporation).

(2)	Details of the partial amendments to the Articles of Incorporation

The details of the amendments are as follows:

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments

Articles 1 through 12 (Provisions omitted)

Article 13. Record Date of the Ordinary General Meeting of Shareholders

The record date for determining the shareholders entitled to exercise voting rights at the Company’s ordinary general meeting of shareholders shall be the last day of February of each year.

Articles 1 through 12 (Unchanged) Deleted

Articles 14 through 33 (Provisions omitted)	Articles 13 through 32 (Unchanged)

(3)	Schedule for the partial amendments to the Articles of Incorporation

Date of resolution at the Board of Directors’ meeting	Wednesday, October 14, 2026

Date of resolution at the Extraordinary General Meeting of Shareholders	Thursday, December 24, 2026 (planned)

Effective date of the partial amendments to the Articles of Incorporation	Sunday, February 28, 2027 (planned)

End